Exhibit 8.1
The following table sets forth a list of our subsidiaries.
Name of Subsidiary	Jurisdiction of Incorporation
Adira Energy Holding Corp.[1]	Ontario, Canada
Adira Energy Israel Ltd.[2]	Israel
Notes:
1.	Adira Energy Holding Corp. is a wholly-owned direct subsidiary of the Registrant.
2.	These companies are second-tier wholly-owned indirect subsidiaries of the Registrant, which are held through Adira Energy Holding Corp.